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                                                                 EXHIBIT (d)(11)

     To The Holders of Ordinary Shares, Warrants to Purchase Ordinary Shares and Options to Purchase Ordinary Shares, of Wiztec Solutions Ltd.:

     Convergys Corporation and Convergys Israel Investments Ltd., as a result of previous privately negotiated purchases of Shares and its recently completed tender offer, own approximately 68.2% of the Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd. Since the holders of at least 90% of the Shares did not accept the recently completed tender offer of Convergys Corporation and Convergys Israel Investments Ltd., as previously set forth in the Offer to Purchase, Convergys Israel Investments Ltd. is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares and warrants to purchase Shares, at prices which may be greater or less than the $18.30 per Share price previously offered. In connection with these transactions, Convergys Corporation and Convergys Israel Investments Ltd. are required and hereby update the materials previously sent to you by enclosing their Schedule 13E-3, Amendment No. 4.

SPECIAL FACTORS. Security holders are directed to the "Special Factors" section of the previously distributed Offer to Purchase materials, as such section has been supplemented by Items 7, 8 and 9 of the enclosed Schedule 13E-3, Amendment No. 4.

Convergys Corporation Convergys                          Israel Investments Ltd.

May 24, 1999.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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